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Allison Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

 November 17, 2022

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Michael Rosenberg, Division of Investment Management

Re:	Morgan Stanley ETF Trust (the “Trust”)

(File Nos. 033-23166; 811-23820)

Dear Mr. Rosenberg:

Thank you for your comments regarding the Trust’s initial registration statement on Form N-1A relating to six initial series of the Trust: Calvert International Responsible Index ETF, Calvert US Large-Cap Core Responsible Index ETF, Calvert US Large-Cap Diversity, Equity and Inclusion Index ETF, Calvert US Mid-Cap Core Responsible Index ETF (each, a “Responsible Index Fund” and, collectively, the “Responsible Index Funds”), Calvert US Select Equity ETF and Calvert Ultra Short Investment Grade ETF (each, a “Fund,” and collectively, the “Funds”), filed with the Securities and Exchange Commission (the “Commission” or “SEC”) on August 16, 2022.

The Trust has considered your comments and has authorized us to make the responses, changes and acknowledgements discussed below relating to the Trust’s registration statement on its behalf. Below, we describe the changes made to the registration statement in response to the Commission staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes are expected to be reflected in Pre-Effective Amendment No. 1 (the “Amendment”) to the Trust’s registration statement on Form N-1A, which will be filed via EDGAR on or about November 17, 2022. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the initial registration statement.

GENERAL COMMENTS RELATING TO EACH RESPONSIBLE INDEX FUND

Comment 1.	Please disclose for each Responsible Index Fund a policy stating that the Fund will invest at least 80% of its assets in the type of investment suggested by its name (i.e., responsible, diversity, equity and inclusion) as discussed below under each applicable Fund. See Rule 35d-1(a)(2)(i) under the 1940 Act. Additionally, please elaborate on the meaning of “responsible” in the context of the Funds’ names and investment strategy.

Response 1. The Trust respectfully declines to add the requested disclosure and believes the existing disclosure complies with the requirements of Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”). Rule 35d-1 currently requires, in pertinent part, that a fund with a “name suggesting that the [f]und focuses its investments in a particular type of investment or investments, or in investments in a particular industry or group of industries” adopt a policy “to invest, under normal circumstances, at least 80% of the value of its [net assets, plus the amount of any borrowings for investment purposes] in the particular type of investments, or in investments in the particular industry or industries, suggested by the [f]und’s name[.]”

In adopting Rule 35d-1, the SEC stated that “the rule does not apply to fund names that incorporate terms that connote types of investment strategies (such as the terms ‘growth’ and ‘value’) as opposed to types of investments.” Investment Company Names, SEC Rel. No. IC-24828 (Jan. 17, 2001). Moreover, in a set of “Frequently Asked Questions about Rule 35d-1 (Investment Company Names),” the SEC staff further distinguished certain terms that suggest an investment objective or strategy, rather than a type of investment, and noted that such terms do not require an 80% investment policy pursuant to Rule 35d-1.[1] Frequently Asked Questions about Rule 35d-1 (Investment Company Names), modified Dec. 4, 2001.

Consistent with the foregoing, the Trust believes that “Responsible” or “Diversity, Equity and Inclusion” in a Fund’s name connotes the Fund’s strategy to select investments that are consistent with such Fund’s responsible investment criteria. Each Responsible Index Fund follows the Calvert Principles for Responsible Investment, which is an investment framework for identifying companies and other issuers that provide positive leadership in the areas of their business operations and overall activities that are material to improving long-term shareholder value and societal outcomes. The Calvert ESG research process focuses on identifying financially material ESG risks and opportunities to which issuers are exposed, evaluating management teams’ ability to navigate those risks, and recognizing opportunities for companies to improve their ESG performance.

We further note that each Responsible Index Fund has a policy to invest at least 80% of its net assets (plus any borrowings for investment purposes) in securities included in the index that each such Fund seeks to track.

Comment 2.	Each Responsible Index Fund should more clearly explain and/or summarize in the summary prospectus the Calvert Principles for Responsible Investment (the “Calvert Principles”) and how those principles define “ESG” and the Fund’s specific ESG area(s) of focus.

Response 2. The following disclosure has been added to each Responsible Index Fund’s prospectus in the sections entitled “Fund Summary—Principal Investment Strategy” and “Details of the Fund—Process” (additions denoted in bold and underline):

The Index is composed of common stocks of large companies in developed markets, excluding the U.S., that operate their businesses in a manner consistent with the Calvert Principles for Responsible Investment (the “Calvert Principles”). Large companies in developed markets include 1,000 large publicly traded companies, excluding real estate investments trusts and business development companies, in markets that Calvert Research and Management (“Calvert”), the Index provider, determines to be developed markets based on a set of criteria including level of economic development, existence of capital controls, openness to foreign direct investment, market trading and liquidity conditions, regulatory

[1]	The Trust acknowledges that the SEC has recently proposed, but not yet adopted, amendments to Rule 35d-1 that would expand the scope of fund names subject to the 80% investment policy requirement. Investment Company Names, SEC Rel. No. IC-34593 (May 25, 2022).
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environment, treatment of minority shareholders, and investor expectations. When determining 1,000 large publicly traded companies, Calvert generally includes the 500 largest publicly traded companies located in or tied economically to Europe and the 500 largest publicly traded companies located in or tied economically to other non-U.S. and non-European developed markets. The Calvert Principles (a copy of which is included as an appendix to the Fund’s prospectus) serve as a framework for considering environmental, social and governance (“ESG”) factors. Under this framework, Calvert seeks to identify companies and other issuers that provide positive leadership in the areas of their operations and overall activities that are material to improving long-term shareholder value and societal outcomes, including environmental, social and governance (“ESG”) areas such as: environmental sustainability and resource efficiency; equitable societies and respect for human rights; and accountable governance and transparency.

Comment 3.	Please summarize the criteria the applicable Index uses in determining what issuers are considered to have ESG characteristics, consistent with its chosen ESG definition/focus. The disclosure should include whether the index selects its components by reference to, for example: 1) ESG scores or data from a third-party rating organization; (2) a proprietary screen and the factors the screen applies; or (3) a combination of the above methods. Each Fund should also describe its due diligence practices in applying its screening criteria to portfolio companies (e.g., does it perform its own independent analysis of issuers, or does it rely exclusively on the Index?). Lastly, disclose (1) whether a fund’s ESG criteria are applied to every investment it makes, or only to some of its investments; and (2) whether ESG is the exclusive factor considered, or whether it is one of several factors.

Response 3. The following disclosure has been added to each Responsible Index Fund’s prospectus in the section entitled “Details of the Fund”:

The Calvert Principles provide a framework for Calvert’s evaluation of investments and guide Calvert’s stewardship on behalf of clients through active engagement with issuers. For example, Calvert may seek to engage directly with company management to gain insights on sustainability alignment and material ESG criteria that may affect long-term financial performance. Although Calvert may reference third-party ESG data during its research process, it generally does not rely on third-party ESG data for the purposes of constructing the Index. Calvert also does not use screens in connection with constructing the Index. Instead, Calvert relies on its own proprietary analysis described further below to determine whether a company operates its business in a manner consistent with the Calvert Principles.

The Calvert ESG research process focuses on identifying the financially material ESG risks to which companies and other issuers (together, “issuers”) are exposed, evaluating management teams’ ability to navigate those risks, and recognizing opportunities for companies to improve their ESG performance. Calvert reviews
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data points to differentiate issuers based on such risks. Then, Calvert quantifies these risks using a proprietary scoring model that rates and ranks issuers within their peer groups. The end result is a customized scoring model that rates and ranks companies, including a proprietary assessment relative to both peer and absolute performance. In some cases and at its discretion, Calvert performs a qualitative review in lieu of scoring a particular issuer.

The following disclosure has been added to each Responsible Index Fund’s prospectus in the section entitled “Details of the Fund” with the exception of Calvert International Responsible Index ETF:

The Fund seeks to replicate the performance of the Index and seeks to hold Index component companies in approximately the same proportion as the Index, subject to certain regulatory requirements. Thus, the Fund does not perform diligence on companies held in its portfolio and does not have its own ESG criteria. The Index’s rules and methodology (available on the Calvert website) describes the relevant eligibility criteria and selection methodology for Index components, which include, as described above, that each Index component must operate its business in a manner consistent with the Calvert Principles, among other factors, such as market capitalization and liquidity thresholds.

The following disclosure will be added to Calvert International Responsible Index ETF’s prospectus in the section entitled “Details of the Fund”:

The Fund seeks to track the performance of the Index and seeks to hold a representative sample number of Index component companies so that it will resemble the Index in terms of key risk and other characteristics, subject to certain regulatory requirements. Thus, the Fund does not perform diligence on companies held in its portfolio and does not have its own ESG criteria. The Index’s rules and methodology (available on the Calvert website) describes the relevant eligibility criteria and selection methodology for Index components, which include, as described above, that each Index component must operate its business in a manner consistent with the Calvert Principles, among other factors, such as market capitalization and liquidity thresholds.

In addition, the following disclosure will be added to the SAI:

As described in the Funds’ prospectus, each Fund may invest in cash, money market instruments and ETFs for various portfolio management purposes. Such investments will generally not be subject to responsible investment analysis and will not be required to be consistent with the responsible investment criteria otherwise applicable to investments made by the Fund or components of the Index the Fund seeks to track, as applicable. In addition, ETFs in which a Fund may invest may hold securities of issuers that do not operate in accordance with the Fund’s responsible investment criteria.
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ADDITIONAL COMMENTS APPLICABLE TO EACH RESPONSIBLE INDEX FUND

Principal Investment Strategies

Comment 4.	Please state whether the underlying index is currently concentrated and, if so, disclose the specific industry or group of industries in which the underlying index is concentrated. Please also add the corresponding risks of investments in such industry or group of industries to the Principal Risks section.

Response 4. As of September 30, 2022, two of the underlying indexes were concentrated in the information technology sector. Accordingly, corresponding disclosures will be added to the Principal Investment Strategies and Principal Risks of the relevant Funds.

Comment 5.	Please provide a range of the number of companies in the applicable Index.

Response 5. The disclosure will be revised accordingly in the Amendment.

Principal Investment Risks

Comment 6.	Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks to the fund, the remaining risks may be alphabetized. See ADI 2019-08 - Improving Principal Risks Disclosure.

Response 6. We respectfully acknowledge the comment, but we believe that the current presentation of each Fund’s principal risks is responsive to Item 4 of Form N-1A. The present ordering of risks accurately summarizes the principal risks of investing in each Fund, including the risks to which the Fund’s portfolio as a whole is subject and the circumstances reasonably likely to adversely affect the Fund’s net asset value, yield, and total return. We believe that ordering risks with those most likely to adversely affect a Fund’s net asset value, yield and total return first would be prone to subjectivity and could become misleading over time, obscuring the risks to investors. Accordingly, we respectfully decline to implement changes in response to this comment at this time.

Comment 7.	Under Foreign Securities risk, please consider having a separate risk factor for Foreign Currency Transactions.

Response 7. We respectfully acknowledge the comment, however, we believe the current disclosure is adequate. We note that the prospectus includes disclosure regarding “Foreign Currency” and “Foreign Currency Forward Exchange Contracts,” in addition to “Foreign Securities” and “Foreign Investing” risks. Furthermore, we note that the Funds’ SAI also includes disclosure regarding “Foreign Currency Transactions.”

Comment 8.	Under Trading Risk, please disclose the consequence to buyers and sellers of Fund Shares trading at a premium or discount to NAV (i.e., that an investor may pay more for, or receive less than, the underlying value of the Shares). Please also disclose that, where all or a portion
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of the ETF’s underlying securities trade in a market that is closed when the market in which the ETF’s shares are listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security during the ETF’s domestic trading day. In addition, please note that this in turn could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

Response 8. The section of each Responsible Index Fund’s prospectus entitled “Fund Summary—Principal Risks—Trading Risk” has been revised as follows:

The market prices of shares are expected to fluctuate, in some cases materially, in response to changes in the Fund’s NAV, the intra-day value of the Fund’s holdings, and supply and demand for shares. The Adviser cannot predict whether shares will trade above, below or at their NAV. Disruptions to creations and redemptions, the existence of significant market volatility or potential lack of an active trading market for the shares (including through a trading halt), as well as other factors, may result in the shares trading significantly above (at a premium) or below (at a discount) to NAV or to the intraday value of the Fund’s holdings (and, as a result, an investor may pay more for, or receive less than, the underlying value of the shares, respectively). Buying or selling shares in the secondary market may require paying brokerage commissions or other charges imposed by brokers as determined by that broker. Brokerage commissions are often a fixed amount and may be a significant proportional cost when seeking to buy or sell relatively small amounts of shares. In addition, the market price of shares, like the price of any exchange-traded security, includes a “bid-ask spread” charged by the market makers or other participants that trade the particular security. The spread of a Fund’s shares varies over time based on the Fund’s trading volume and market liquidity and may increase if the Fund’s trading volume, the spread of the Fund’s underlying securities, or market liquidity decrease.

Additionally, the following disclosure has been added to Shareholder Information—About Net Asset Value (additions denoted in bold and underline):

When no market quotations are readily available for a security or other asset, including circumstances under which the Adviser determines that a market quotation is not accurate, fair value for the security or other asset will be determined in good faith using methods approved by the Board of Trustees. The Adviser, consistent with its procedures and applicable regulatory guidance, may (but need not) determine to make an adjustment to the previous closing prices of either domestic or foreign securities in light of significant events, to reflect what it believes to be the fair value of the securities at the time of determining the Fund’s NAV. In these cases, a Fund’s NAV will reflect certain portfolio securities’ fair value rather than their market price. In addition, the securities held by a Fund may be traded in markets that close at a different time than the exchange on which the Fund’s shares are listed. Accordingly, during the time when a Fund’s listing exchange is open but after the applicable market close, bid-ask
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spreads may widen and Fund shares may trade at a premium or discount to NAV.

CALVERT INTERNATIONAL RESPONSIBLE INDEX ETF

Principal Investment Strategies

Comment 9.	Please disclose whether the Fund’s policy to invest at least 80% of its net assets (plus any borrowings for investment purposes) in securities included in its underlying index may be changed without shareholder approval; if so, additionally disclose that shareholders would be notified upon 60 days’ notice in writing of any changes.

Response 9. The disclosure will be revised accordingly in the Amendment.

Comment 10.	Inasmuch as the use of “Responsible” in the name of the Fund suggests investment in the securities of issuers with certain business practices with respect to the environment, social responsibility, and governance (ESG criteria), please include a names rule policy to invest at least 80% of its assets in the securities of international issuers that satisfy ESG criteria. See Rule 35d-1(a)(2)(i) under the 1940 Act. Please disclose such a policy for the Fund and also add specific criteria to the Fund’s Principal Investment Strategies section regarding the Fund’s ESG criteria for purposes of its names rule policy. See Rule 35d- 1(a)(3)(ii), which requires prospectus disclosure of specific criteria used by the Fund to select investments pursuant to its names rule policy.

Response 10. We respectfully refer to the responses to Comments 1 and 3 above.

Comment 11.	Please clarify if and how the Calvert Principles apply to this Fund’s investment strategy. For example, see disclosure for Calvert Large-Cap Responsible Index ETF that states the Index is composed of the common stocks of large companies that operate their businesses in a manner consistent with the Calvert Principles.

Response 11. The fourth paragraph of the section of the Fund’s prospectus entitled “Fund Summary—Principal Investment Strategies” has been revised as follows (additions denoted in bold and underline):

The Index is composed of common stocks of large companies in developed markets, excluding the U.S., that operate their businesses in a manner consistent with the Calvert Principles for Responsible Investment.

Comment 12.	Please describe the specific criteria the Fund uses to determine that an investment is economically tied to Europe or other non-US and non-European developed markets, and describe the extent to which it will invest in such companies.

Response 12. We respectfully note that the Fund does not make determinations as to whether an investment is economically tied to a specific market. Consistent with the Fund’s investment objective, the Fund employs a passive management strategy designed to track, as closely as
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possible, the performance of the Index. Thus, the Fund seeks to invest in the common stock of a representative number of companies that resemble the Index. We respectfully note that the Index’s rules and methodology provides additional information as to what criteria is considered by Calvert when constructing the Index.

CALVERT US LARGE-CAP CORE RESPONSIBLE INDEX ETF

Principal Investment Strategies

Comment 13.	Since the use of “US Large-Cap Core Responsible” in the name of the Fund suggests investment in the securities of U.S. large-cap companies with certain business practices with respect to the environment, social responsibility, and governance (ESG criteria), please include a names rule policy to invest at least 80% of its assets in the securities of large-cap U.S. companies that satisfy ESG criteria. See Rule 35d-1(a)(2)(i) under the 1940 Act. Please disclose such a policy for the Fund and also add specific criteria to the Funds Principal Investment Strategies section regarding the Funds ESG criteria for purposes of its names rule policy. See Rule 35d-1(a)(3)(ii), which requires prospectus disclosure of specific criteria used by the Fund to select investments pursuant to its names rule policy.

Additionally, please describe the specific criteria the fund uses to determine that an investment is economically tied to the U.S.

Response 13. We respectfully acknowledge the comment. The Fund has adopted a policy to invest at least 80% of its net assets (plus any borrowings for investment purposes) in securities that comprise the Fund’s underlying index. Because the underlying index is composed entirely of securities that are consistent with the types of investments suggested by the Fund’s name (i.e., U.S. large-cap companies), by having a policy to invest at least 80% of its net assets (plus any borrowings for investment purposes) in securities that comprise the Fund’s underlying index, the Fund also complies with the requirements of Rule 35d-1(a)(2).

Similar to the response to Comment 12 above, we respectfully note that the Fund does not make determinations as to whether an investment is economically tied to the U.S. Consistent with the Fund’s investment objective, the Fund employs a passive management strategy designed to track, as closely as possible, the performance of the Index. Thus, the Fund seeks to hold every security in the Index in approximately the same proportion as the Index. We respectfully note that that the Index’s rules and methodology provide additional information as to what criteria is considered by Calvert when constructing the Index.

With respect to the term “Responsible,” please see the response to Comment 1 above.

CALVERT US LARGE-CAP DIVERSITY, EQUITY AND INCLUSION INDEX ETF

Principal Investment Strategies

Comment 14.	Since the use of “US Large-Cap Diversity, Equity and Inclusion” in the name of the Fund suggests investment in the securities of U.S. large-cap companies with certain business
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practices with respect to the diversity, equity, and inclusion (DEI criteria), please include a names rule policy to invest at least 80% of its assets in the securities of large-cap U.S. companies that satisfy DEI criteria. See Rule 35d-1(a)(2)(i) under the 1940 Act. Please disclose such a policy for the Fund and also add specific criteria to the Fund’s Principal Investment Strategies section regarding the Fund’s DEI criteria for purposes of its names rule policy. See Rule 35d-1(a)(3)(ii), which requires prospectus disclosure of specific criteria used by the Fund to select investments pursuant to its names rule policy.

Additionally, please describe the specific criteria the Fund uses to determine that an investment is economically tied to the U.S.

Response 14. We respectfully acknowledge the comment. The Fund has adopted a policy to invest at least 80% of its net assets (plus any borrowings for investment purposes) in securities that comprise the Fund’s underlying index. Because the underlying index is composed entirely of securities that are consistent with the types of investments suggested by the Fund’s name (i.e., U.S. large-cap companies), by having a policy to invest at least 80% of its net assets (plus any borrowings for investment purposes) in securities that comprise the Fund’s underlying index, the Fund also complies with the requirements of Rule 35d-1(a)(2).

Similar to the response to Comment 12 above, we respectfully note that the Fund does not make determinations as to whether an investment is economically tied to the U.S. Consistent with the Fund’s investment objective, the Fund employs a passive management strategy designed to track, as closely as possible, the performance of the Index. Thus, the Fund seeks to hold every security in the Index in approximately the same proportion as the Index. We respectfully note that that the Index’s rules and methodology provide additional information as to what criteria is considered by Calvert when constructing the Index.

With respect to the terms “Diversity,” “Equity,” and “Inclusion,” please see the response to Comment 1 above.

Comment 15.	Please explain how the Index measures criteria relating to leadership in having a diverse workforce and an equal and inclusive work culture, or demonstrate significant improvement in diversity practices.

Response 15. The third paragraph of the Fund’s prospectus entitled “Fund Summary—Principal Investment Strategies” (and corresponding disclosure in the section of the prospectus entitled “Details of the Fund”) will be revised as follows (additions denoted in bold and underline):

As described in the Index rules and methodology (available on the Calvert website), and as determined by Calvert, Index components must meet certain criteria relating to leadership in having a diverse workforce and an equal and inclusive work culture or demonstrate significant improvement in diversity practices. Such diversity practices include: a gender-balanced workforce among its board members, executives, senior and middle management, and employees; with respect to companies based in the U.S., United Kingdom,

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Australia, Canada and South Africa, ethnically diverse board members relative to demographics in these countries; diversity of board members on age, cultural background, and skill sets; policies and procedures that adequately support equal opportunity in hiring, equal pay and fair promotion among diversity groups; policies and programs that focus on living wages, health and safety, career development, parental leave, flexible work locations and schedules, child care availability, and inclusion of people with disabilities, people who are HIV positive, as well as people who self-identify as LGBTQ+.

Principal Investment Risks

Comment 16.	We note that the Responsible Investing risk disclosure is the same as the risk disclosure for the other “Responsible” funds. However, this fund is focused specifically on diversity, equity and inclusion criteria. Please revise this disclosure so that it is tailored to the fund’s investment focus.

Response 16. The “Responsible Investing” risk disclosure for Calvert US Large-Cap Diversity, Equity and Inclusion Index ETF has been revised as follows (additions denoted in bold and underline):

Investing primarily in responsible investments, such as the companies which meet the Index’s criteria relating workforce diversity and an equal and inclusive work culture or demonstrate significant improvement in diversity practices, carries the risk that, under certain market conditions, the Fund may underperform funds that do not utilize a responsible investment strategy. The application of responsible investment criteria may affect the Fund’s exposure to certain sectors or types of investments, and may impact the Fund’s relative investment performance depending on whether such sectors or investments are in or out of favor in the market. An investment’s ESG and/or diversity, equity and inclusion (“DEI”) performance, or Calvert’s assessment of such performance may change over time, which could cause the Fund to temporarily hold securities that do not comply with the Fund’s responsible investment criteria. In evaluating an investment, Calvert is dependent upon information and data that may be

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incomplete, inaccurate or unavailable, which could adversely affect the analysis of the ESG and/or DEI factors relevant to a particular investment.

The Trust notes that similar changes will be made to corresponding disclosure will be made in the section of the Prospectus entitled “Details of the Funds’.”

CALVERT US MID-CAP CORE RESPONSIBLE INDEX ETF

Principal Investment Strategies

Comment 17.	Since the use of “US Mid-Cap Core Responsible” in the name of the Fund suggests investment in the securities of U.S. mid-cap companies with certain business practices with respect to the environment, social responsibility, and governance (ESG criteria), please include a names rule policy to invest at least 80% of its assets in the securities of mid-cap U.S. companies that satisfy ESG criteria. See Rule 35d-1(a)(2)(i) under the 1940 Act. Please disclose such a policy for the Fund and also add specific criteria to the Fund’s Principal Investment Strategies section regarding the Fund’s ESG criteria for purposes of its names rule policy. See Rule 35d-1(a)(3)(ii), which requires prospectus disclosure of specific criteria used by the Fund to select investments pursuant to its names rule policy.

Additionally, please describe the specific criteria the Fund uses to determine that an investment is economically tied to the U.S.

Response 17. We respectfully acknowledge the comment. The Fund has adopted a policy to invest at least 80% of its net assets (plus any borrowings for investment purposes) in securities that comprise the Fund’s underlying index. Because the underlying index is composed entirely of securities that are consistent with the types of investments suggested by the Fund’s name (i.e., U.S. mid-cap companies), by having a policy to invest at least 80% of its net assets (plus any borrowings for investment purposes) in securities that comprise the Fund’s underlying index, the Fund also complies with the requirements of Rule 35d-1(a)(2).

Similar to the response to Comment 12 above, we respectfully note that the Fund does not make determinations as to whether an investment is economically tied to the U.S. Consistent with the Fund’s investment objective, the Fund employs a passive management strategy designed to track, as closely as possible, the performance of the Index. Thus, the Fund seeks to hold every security in the Index in approximately the same proportion as the Index. We respectfully note that that the Index’s rules and methodology provide additional information as to what criteria is considered by Calvert when constructing the Index.

With respect to the term “Responsible,” please see the response to Comment 1 above.
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DETAILS OF THE FUNDS

Related Performance Information of Composite and Index

Comment 18.	Please explain how this performance presentation is consistent with existing no-action letters on the use of prior performance. Please be specific on which letters the fund is relying on.

Response 18. We believe that presentation of the composite performance for certain of the Funds is consistent with the principles of Nicholas-Applegate Mutual Funds, SEC No-Action Letter, publicly available August 6, 1996 (“Nicholas-Applegate”). Under the facts of Nicholas-Applegate, mutual funds are permitted to include the prior performance of separately managed accounts in a mutual fund prospectus provided that: (i) the performance was for all of the adviser’s other accounts that were managed with investment objectives, policies and strategies substantially similar to those used in managing the fund; and (ii) the prospectus clearly disclosed that the performance information related to the adviser’s management of the other accounts and that such information should not be interpreted as indicative of the fund’s future performance. The Trust represents that these facts are present for the Funds, but notes that the performance is of a Fund’s portfolio manager(s), who manage(s) the applicable funds or accounts comprising the respective composite (the “composite vehicles”) on behalf of Calvert, rather than the Adviser. Each respective portfolio manager continues to manage the composite vehicles as on behalf of Calvert, in addition to his/her role managing the Funds on behalf of the Adviser. As discussed in Response 21 below, Calvert and the Adviser are both subsidiaries of Morgan Stanley and both part of Morgan Stanley’s investment management division. Several of the Funds’ portfolio managers are officers of Calvert and the Adviser.

The Trust notes that a portfolio manager’s prior performance is likely more meaningful to prospective investors than that of an adviser because a portfolio manager represents a single source of performance. Although additional portfolio managers may support the current composite vehicles’ portfolio manager(s) in managing the Funds in an ETF structure, the composite vehicles are managed with substantially similar investment objectives, policies and investment strategies as the respective Funds.

In response to this Comment 18 and Comment 24 below, the disclosure has been revised in the Amendment to clarify that the Funds and composite vehicles are all managed by at least one similar portfolio manager, however, the composite vehicles are not managed by all of the Funds’ portfolio managers.

Comment 19.	Please confirm that Composite Performance is presented net of all actual fees and expenses on the accounts, including sales loads.

Response 19. The Composite performance is presented net of fees and expenses (subject to certain exceptions). The Composite performance reflects transaction costs, but does not reflect custody fees, Rule 12b-1 fees or other expenses normally paid by mutual funds that are unrelated to the investment management services provided by an adviser. The Composite performance also does not reflect, the deduction of any applicable sales load(s) of any composite vehicle.
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Comment 20.	Please confirm to us that each Fund that Composite Performance has the records necessary to support the calculation of the performance as required by rule 204-2(a)(16) under the Investment Advisers Act of 1940.z

Response 20. We confirm that each Fund with composite performance presented has the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended.

Comment 21.	Please disclose the name of the affiliate of the Adviser that manages the composite. Explain to us how the affiliate is related to the Adviser, and what overlap there is of individuals involved in portfolio management of the Adviser and the affiliate. Does the Adviser and this affiliate have in common virtually all of their investment professionals?

Response 21. Calvert manages the composite vehicles. Calvert is an indirect, wholly-owned subsidiary of Morgan Stanley. The Adviser is also a wholly-owned subsidiary of Morgan Stanley.

Both Calvert and the Adviser are part of Morgan Stanley’s investment management division.

Although Calvert and the Adviser do not have in common virtually all investment professionals, several of the Funds’ portfolio managers are officers of Calvert and the Adviser, as described in the response to Comment 18 above.

Comment 22.	Is the Composite comprised solely of the related mutual fund that currently exists, or does it include other funds? Please clarify.

Response 22. The disclosure will be revised accordingly in the Amendment. We confirm that each Composite is comprised solely of the related mutual fund, except in the case of Calvert US Select Equity ETF. Calvert US Select Equity ETF’s Composite is comprised of one related European mutual fund (commonly referred to as a société d’investissement à capital variable) and one related account that is not a mutual fund.

Comment 23.	Does the composite include all accounts managed by the affiliate of the Adviser that have substantially similar investment objectives, policies, and investment strategies as the fund? If not, explain to us which accounts are excluded, and why.

Response 23. The Composite includes the account or all accounts (as applicable) managed by Calvert, an affiliate of the Adviser, which have substantially similar investment objectives, policies, and investment strategies as the respective Fund.

Comment 24.	Confirm to us in correspondence the name of the portfolio manager that was responsible for managing the Composite. If accurate, disclose that this one portfolio manager is solely responsible for managing all accounts in the Composite. If not, please explain whether the fund’s portfolio manager is primarily responsible for both the fund’s performance and the Account’s performance.
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In your response: (1) explain how the fact that the current fund has multiple portfolio managers, while certain funds in the composite may have only one portfolio manager, factors in your analysis; and (2) discuss the role of other individuals, if any, in making day to day investment decisions for the accounts of the Composite.

Response 24. One portfolio manager, Thomas C. Seto, of each of Calvert International Responsible Index ETF, Calvert US Large-Cap Core Responsible Index ETF and Calvert US Mid-Cap Core Responsible Index ETF has sole responsibility for managing the respective composite vehicle. Although additional portfolio managers will support Mr. Seto in managing Calvert International Responsible Index ETF, Calvert US Large-Cap Core Responsible Index ETF and Calvert US Mid-Cap Core Responsible Index ETF in an ETF structure, each relevant composite vehicle is managed with substantially similar investment objectives, policies and investment strategies as the respective Fund. With respect to Calvert US Select Equity ETF, two composite vehicles comprise the Composite (as disclosed in the Fund’s prospectus). For one of the composite vehicles, a portfolio manager of the Fund, Thomas C. Seto, has sole responsibility for managing the composite vehicle. For the other composite vehicle, Jade Huang and Christopher Madden, among others, have joint responsibility for managing the composite vehicle. Although additional portfolio managers will support these three individuals in managing the Calvert US Select Equity ETF in an ETF structure, each of the composite vehicle is managed with substantially similar investment objectives, policies and investment strategies as the Fund.

Comment 25.	Please disclose whether the portfolio manager has ultimate decision-making authority at the affiliate of the Adviser, and will the portfolio manager have ultimate authority for this Fund?

Response 25. The disclosure will be revised in response to this comment in the Amendment.

Comment 26.	If applicable, the prior performance information should include disclosure that the Accounts are not subject to certain investment limitations, diversification requirements, and other restrictions imposed by the 1940 Act and the Internal Revenue Code, which, if applicable, may have adversely affected the performance result.

Response 26. The disclosure will be revised accordingly in the Amendment.

CALVERT US SELECT EQUITY ETF

Principal Investment Strategies

Comment 27.	Please explain what types of “economic activities” address global, environmental or societal challenges that relate to areas such as environmental sustainability and resource efficiency, diversity, equity and inclusion, respect for human rights, product responsibility, human capital management and accountable governance and transparent operations, or are leaders in managing financially material environmental or social risks and opportunities, such as carbon emission management and diversity, equity and inclusion.
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Response 27. The third paragraph of Fund Summary—Principal Investment Strategies (and corresponding disclosure responsive to Item 9 of Form N-1A) will be revised as follows (additions denoted in bold and underline):

The Fund primarily invests in the equity securities of large capitalization U.S. issuers that are involved in economic activities that address global environmental or societal challenges that relate to areas such as environmental sustainability and resource efficiency, diversity, equity and inclusion, respect for human rights, product responsibility, human capital management and accountable governance and transparent operations, or are leaders in managing financially material environmental or social risks and opportunities, such as carbon emission management and diversity, equity and inclusion. Economic activities that address environmental and/or societal challenges vary based on the respective industry a company operates in, but examples may include: providing access to finance to demographics that are typically excluded from traditional financing channels, providing affordable and accessible healthy food and other products, growing electric vehicle sales and strategy, and efficient management of natural resources….

Comment 28.	Please more clearly explain and/or summarize in the summary prospectus the “Calvert Principles” and how those principles define “ESG” and their specific ESG area(s) of focus.

Response 28. The disclosure will be revised in the Amendment. The Trust notes that the “About Responsible Investing” section further elaborates on the investment selection process, and the Calvert Principles are included as an appendix to the prospectus.

Comment 29.	Please explain (1) whether a fund’s ESG criteria are applied to every investment it makes, or only to some of its investments; and (2) whether ESG is the exclusive factor considered, or whether it is one of several factors, and explain any non-ESG factors considered in evaluating investments for the Fund.

Response 29. As disclosed in the Fund’s prospectus, the Adviser utilizes a quantitative and qualitative research process regarding ESG factors that applies the Calvert Principles to define the investment universe for the Fund. Although the Fund’s ESG factors and responsible investing criteria are typically considered with respect to each company or issuer in which the Fund invests, other factors may be considered by the portfolio management team. In assessing investments, Calvert generally focuses on the ESG factors relevant to the issuer’s operations, and an issuer may be acceptable for investment based primarily on such assessment, and Calvert may consider third-party data. As a result, securities may be deemed suitable for investment even if the issuer does not operate in accordance with all elements of the Fund’s responsible investing criteria. For instance, the Fund may also invest in issuers that Calvert believes are likely to operate in accordance with the Calvert Principles pending Calvert’s engagement activity with such issuer. Additionally, the Fund may invest in cash, money market instruments and ETFs. Such investments will generally not be subject to responsible investment analysis and will not be required to be consistent with the Fund’s ESG factors and responsible investment criteria otherwise applicable to investments made
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by the Fund. In addition, ETFs in which the Fund may invest may hold securities of issuers that do not operate in accordance with the Fund’s responsible investment criteria.

Comment 30.	Inasmuch as the Fund is not an index fund, to what would the Adviser underweight a security?

Response 30. The disclosure has been revised in the Amendment as follows (additions denoted in bold and underline and deletions in bold and ~~strikethrough~~):

In order to mitigate Responsible Investing risks, the Adviser may ~~sell~~ (i) determine not to hold, determine to sell or determine to otherwise underweight a security relative to the Fund’s benchmark, the Russell 1000® Index; (ii) engage with Calvert to discuss potential ~~Additionally, the Adviser may work with Calvert to commence active dialogue/~~engagement with company management ~~(e.g., an engagement with a company~~ on its material ESG risks or opportunities (e.g., ~~such as~~ climate change, diversity, labor and human rights and ESG disclosure~~, either solely or as part of a shareholder coalition~~); or (iii) make other adjustments to the Fund’s portfolio.

Comment 31.	Please indicate whether individual securities may have carbon footprints that are substantially higher than the Russell 1000.

Response 31. The disclosure has been revised accordingly in the Amendment.

Comment 32.	Please explain how diversity levels are measured. Please explain whether the fund relies solely on the weighted average of the fund vs the Russell 1000, or whether there are standards for individual companies to be included in the portfolio.

Response 32. As noted in the prospectus, “the Adviser obtains diversity data from third party vendors for all names in its investment universe for which data is available and calculates the weighted average for the Fund and the Russell 1000® Index.” This data measures average percentage of women on the Board for each company in the investable universe. Through the portfolio construction process, stocks are selected and weighted such that the weighted average percentage of women on the board is higher than that of Russell 1000.

Comment 33.	Please disclose that for purposes of the Fund’s Rule 35d-1 policy, derivatives will be valued at market value.

Response 33. The Trust confirms that derivatives are currently not expected to be included in the Fund’s investment policy to invest at least 80% of its net assets and the amount of any borrowings for investment purposes in equity securities of U.S. issuers.
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CALVERT ULTRA-SHORT INVESTMENT GRADE ETF

Principal Investment Strategies

Comment 34.	Please disclose that during periods when the Fund’s average duration is longer than one year, it may not achieve its investment objective.

Response 34. The Fund’s disclosure has been revised accordingly in the Amendment.

STATEMENT OF ADDITIONAL INFORMATION

Investment Strategies and Techniques

Comment 35.	Under “Investment Strategies and Techniques,” the disclosure states “The Trust reserves the right to permit or require a “cash” option for creations and redemptions of Shares (subject to applicable legal requirements).” If creation units are purchased or redeemed primarily with cash, please disclose in the prospectus that purchases and redemptions of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause the Fund to incur certain costs, including brokerage costs or taxable gains or losses that it might not have incurred if it had made redemption in-kind. These costs could be imposed on the Fund, and to the extent they are not offset by a transaction fee payable by an authorized participant, could decrease the Fund’s net asset value.

Response 35. The disclosure has been revised accordingly in the Amendment.

Comment 36.	Please disclose whether funds that follow either a sampling or replication strategy will be investing in High Social Impact Investments. If applicable to funds that follow a replication strategy, please indicate how High Social Impact Investments are consistent with such a strategy, inasmuch as they are not included in the Index.

Response 36. As disclosed, each Responsible Index Fund follows a sampling or replication strategy, as applicable, and each may invest up to 3% of its net assets in High Social Impact Investments. Each Responsible Index Fund has a policy to invest at least 80% of its net assets (plus any borrowings for investment purposes) in securities included in the Index that each such Fund seeks to track. The replication strategy only applies to the percentage of each Fund that is invested in securities that are Index components. Furthermore, the Trust believes that investing in High Social Impact Investments is consistent with each Responsible Index Fund’s investment strategy because these investments are consistent with the Calvert Principles.

Acceptance of Creation Orders

Comment 37.	Please delete the statement that the Fund reserves the right to reject a creation order for “any reason.” In adopting rule 6c-11, the Commission stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See “Exchange-Traded Funds,” Release No. 33-10515,
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at pp.67-68 (June 28, 2018). In adopting the rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.” See “Exchange-Traded Funds,” Release No. 33-10695, at p.59 (Sep. 25, 2019). While the staff recognizes that in certain limited circumstances, ETFs may have a sound basis for rejecting individual creation orders, the staff believes that the disclosure in question is sufficiently broad to run counter to the Commission’s position to the extent the rejection of orders would effectively result in the suspension of creations.

Response 37. The disclosure has been revised in the Amendment as follows (additions denoted in bold and underline):

The Trust reserves the right to reject a creation order transmitted to it by the Distributor, for any reason, provided that such action does not result in a suspension of sales of Creation Units in contravention of Rule 6c-11 and the SEC’s positions thereunder. For example, a Fund may reject or revoke acceptance of a creation order when: (a) the order is not in proper form; (b) the creator or creators, upon obtaining the Shares, would own 80% or more of the currently outstanding Shares of a Fund; (c) the Deposit Securities delivered are not as specified by the Administrator, as described above; (d) the acceptance of the Fund Deposit would, in the opinion of counsel, be unlawful; or (e) in the event that circumstances outside the control of the Trust, the Distributor and the Adviser make it for all practical purposes impossible to process creation orders. Examples of such circumstances include, without limitation, acts of God or public service or utility problems such as earthquakes, fires, floods, extreme weather conditions and power outages resulting in telephone, telecopy and computer failures; wars; civil or military disturbances, including acts of civil or military authority or governmental actions; terrorism; sabotage; epidemics; riots; labor disputes; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Trust, the Adviser, the Distributor, DTC, the NSCC or any other participant in the creation process, and similar extraordinary events. The Transfer Agent will notify an Authorized Participant if an order is rejected. The Trust, the Custodian, any sub-custodian, the Distributor and the Transfer Agent are under no duty, however, to give notification of any defects or irregularities in the delivery of Fund Deposits to Authorized Participants nor shall any of them incur any liability to Authorized Participants for the failure to give any such notification. All questions as to the amounts of the Deposit Securities and the validity, form, eligibility and acceptance for deposit of any securities to be delivered shall be determined by the Trust, and the Trust’s determination shall be final and binding.

Comment 38.	Please include the Funds’ Index Licensing Agreement as an exhibit.

Response 38. The Funds’ Index Sub-Licensing Agreement has been included as an exhibit to the Amendment.

*       *       *

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel). Thank you.

Best regards,

/s/ Allison Fumai
Allison Fumai
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